Filed by VivoPower International PLC pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Arowana Inc.

For the Related Registration Statement: File No. 333-213297

AROWANA INC.

Level 11, 153 Walker Street

North Sydney, NSW 2060

Australia

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 3, 2016

TO THE SHAREHOLDERS OF AROWANA INC.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Arowana Inc. (“ARWA”), a Cayman Islands exempted company, will be held at 10:30 a.m. eastern time, on November 3, 2016, at the offices of Graubard Miller, ARWA’s counsel, at The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

(1)

to consider and vote upon a proposal to adopt the Contribution Agreement, dated as of August 11, 2016, by and among ARWA, Arowana International Limited (“AWN”), a company listed on the Australian Securities Exchange and an affiliate of certain officers, directors and shareholders of ARWA, and VivoPower International PLC, a wholly owned subsidiary of AWN (“VivoPower”) (as may be amended, the “Contribution Agreement”), which, among other things, provides for ARWA to contribute to VivoPower the funds held in the trust account that holds the proceeds of its initial public offering, less certain expenses, in exchange for ordinary shares of VivoPower, and to approve the business combination contemplated by such agreement – we refer to this proposal as the “Contribution Proposal”;

(2)

to consider and vote upon a proposal to approve the voluntary winding up of ARWA, subject to and conditional upon the approval of the Contribution Proposal and the completion of the transactions contemplated by the Contribution Agreement (the “Transactions”) — we refer to this proposal as the “Dissolution Proposal”;

(3)

to consider and vote upon a proposal to approve a discretionary management incentive plan, providing for the issuance of equity by VivoPower and VivoPower’s subsidiary, VivoPower International Services Limited, to employees and directors of VivoPower and its subsidiaries — we refer to this proposal as the “Incentive Plan Proposal”; and

(4)

to consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, ARWA is not authorized to consummate the Transactions or the closing conditions under the Contribution Agreement are not met — we refer to this proposal as the “Shareholder Adjournment Proposal.”

These items of business will be described more fully in the proxy statement/prospectus to be mailed to you in connection with the solicitation of proxies for the extraordinary general meeting, which proxy statement/prospectus we encourage you to read in its entirety before voting. Only holders of record of ARWA ordinary shares at the close of business on October 7, 2016 are entitled to notice of the extraordinary general meeting and to vote and have their votes counted at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.

All ARWA shareholders are cordially invited to attend the extraordinary general meeting in person. To ensure your representation at the extraordinary general meeting, however, you are urged to promptly complete, sign, date and return the proxy card that will be delivered to you with the proxy statement/prospectus. If you are a shareholder of record of ARWA ordinary shares, you may also cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the extraordinary meeting and vote in person, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting or not, please promptly sign, date and return the proxy card that will be delivered to you with the proxy statement/prospectus. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting, and, if a quorum is present, will have no effect on the whether the proposals are approved. If you are a shareholder of record, or if you obtain a legal proxy from your broker, bank or nominee, and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

/s/ Kevin T. Chin Chairman of the Board and Chief Executive Officer

October 11, 2016

Additional Information

ARWA, its directors and executive officers and EarlyBirdCapital, Inc. may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of ARWA shareholders to be held to approve the Transactions. Shareholders are advised to read ARWA’s preliminary proxy statement/prospectus and, when available, definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting of ARWA shareholders because these statements will contain important information. The definitive proxy statement/prospectus will be mailed to shareholders as of October 7, 2016. Shareholders will also be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: Morrow Sodali, 470 West Avenue, Stamford CT 06902, (800) 662-5200, ARWA.info@morrowco.com. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus can also be obtained, without charge, at the Securities and Exchange Commission's internet site (www.sec.gov).

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS, AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES REPURCHASED. TO EXERCISE YOUR REPURCHASE RIGHTS, YOU MUST AFFIRMATIVELY VOTE EITHER FOR OR AGAINST THE CONTRIBUTION PROPOSAL AND DEMAND THAT ARWA REPURCHASE YOUR SHARES NO LATER THAN THE CLOSE OF THE VOTE ON THE CONTRIBUTION PROPOSAL BY TENDERING YOUR SHARES TO ARWA’S TRANSFER AGENT PRIOR TO THE VOTE AT THE MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE TRANSACTIONS ARE NOT COMPLETED, THEN THESE SHARES WILL NOT BE REPURCHASED. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REPURCHASE RIGHTS.

AROWANA INC.

Level 11, 153 Walker Street

North Sydney, NSW 2060

Australia

NOTICE OF EXTRAORDINARY GENERAL MEETING OF WARRANTHOLDERS

TO BE HELD ON NOVEMBER 3, 2016

TO THE WARRANTHOLDERS OF AROWANA INC.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of warrantholders of Arowana Inc. (“ARWA”), a Cayman Islands exempted company, will be held at 10:00 a.m. eastern time, on November 3, 2016, at the offices of Graubard Miller, ARWA’s counsel, at The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

(1)

to consider and vote upon an amendment to the warrant agreement that governs all of ARWA’s warrants (the “warrant amendment”) to provide that, upon consummation of the transactions contemplated by the Contribution Agreement, dated as of August 11, 2016 (the “Contribution Agreement”), by and among ARWA, Arowana International Limited (“AWN”), a company listed on the Australian Securities Exchange and an affiliate of certain officers, directors and shareholders of ARWA, and VivoPower International PLC, a wholly owned subsidiary of AWN (“VivoPower”), each outstanding ARWA warrant will be exchanged with ARWA for one-twentieth (1/20) of an ordinary share of VivoPower – we refer to this proposal as the “Warrant Amendment Proposal”; and

(2)

to consider and vote upon a proposal to adjourn the extraordinary general meeting of public warrantholders to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies, in the event that there are not sufficient votes to approve the Warrant Amendment Proposal — we refer to this proposal as the “Warrantholder Adjournment Proposal”.

These items of business will be described more fully in the proxy statement/prospectus to be mailed to you in connection with the solicitation of proxies for the extraordinary general meeting, which proxy statement/prospectus we encourage you to read in its entirety before voting. Only holders of record of ARWA warrants at the close of business on October 7, 2016 are entitled to notice of the extraordinary general meeting and to vote and have their votes counted at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.

All ARWA warrantholders are cordially invited to attend the extraordinary general meeting in person. To ensure your representation at the extraordinary general meeting, however, you are urged to promptly complete, sign, date and return the proxy card that will be delivered to you with the proxy statement/prospectus. If you are a holder of record of ARWA warrants, you may also cast your vote in person at the extraordinary general meeting. If your warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your warrants or, if you wish to attend the extraordinary meeting and vote in person, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of warrants you own. Whether you plan to attend the extraordinary general meeting or not, please promptly sign, date and return the proxy card that will be delivered to you with the proxy statement/prospectus. If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the warrants you beneficially own are properly counted.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, it will have the same effect as a vote against the Warrant Amendment Proposal, but will have no effect on whether the Warrant Adjournment Proposal is approved. If you are a warrantholder of record, or if you obtain a legal proxy from your broker, bank or nominee, and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

/s/ Kevin T. Chin Chairman of the Board and Chief Executive Officer

October 11, 2016

Additional Information

ARWA, its directors and executive officers and EarlyBirdCapital, Inc. may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of ARWA warrantholders to be held to approve the warrant amendment. Shareholders are advised to read ARWA’s preliminary proxy statement/prospectus and, when available, definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting of ARWA warrantholders because these statements will contain important information. The definitive proxy statement/prospectus will be mailed to warrantholders as of October 7, 2016. Warrantholders will also be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: Morrow Sodali, 470 West Avenue, Stamford CT 06902, (800) 662-5200, ARWA.info@morrowco.com. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus can also be obtained, without charge, at the Securities and Exchange Commission's internet site (www.sec.gov).